UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

FaZe Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31423J102

(CUSIP Number)

AEV Esports, LLC

Attn: Jennifer Hightower

6205-A Peachtree Dunwoody Road,

Atlanta, GA 30328

678-645-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

July 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Paul Hamilton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,842,360(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,596,908(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,842,360(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%(4)
14.	Type of Reporting Person: IN

(1)	Includes 3,596,908 shares of common stock, par value $0.0001 per share, (the “Common Stock”) and 245,452 Earnout Shares (as defined in the Merger Agreement) held by AEV Esports, LLC (“AEV”).
(2)	Paul Hamilton is the President and Chief Executive Officer of AEV and may be deemed to share voting and dispositive control over the shares held by AEV.
(3)	Includes 3,596,908 shares of Common Stock held by AEV.
(4)

The percentage reported in this Schedule 13D is based on 72,506,839 shares of Common Stock outstanding as of July 19, 2022, as reported on a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 22, 2022.

1.	Names of Reporting Persons. AEV Esports, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,842,360(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,596,908(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,842,360(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%(3)
14.	Type of Reporting Person: OO

(1)	Includes 3,596,908 shares of common stock, par value $0.0001 per share, (the “Common Stock”) and 245,452 Earnout Shares (as defined in the Merger Agreement) held by AEV Esports, LLC (“AEV”).
(2)	Includes 3,596,908 shares of Common Stock held by AEV.
(3)

The percentage reported in this Schedule 13D is based on 72,506,839 shares of Common Stock outstanding as of July 19, 2022, as reported on a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 22, 2022.

1.	Names of Reporting Persons. Cox Corporate Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,842,360(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,596,908(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,842,360(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%(4)
14.	Type of Reporting Person: CO

(1)	Includes 3,596,908 shares of common stock, par value $0.0001 per share, (the “Common Stock”) and 245,452 Earnout Shares (as defined in the Merger Agreement) held by AEV Esports, LLC (“AEV”).
(2)	Cox Corporate Services, Inc. is the controlling member of AEV. Cox Corporate Services, Inc. may be deemed to share beneficial ownership over the shares of Common Stock and Earnout Shares held by AEV.
(3)	Includes 3,596,908 shares of Common Stock held by AEV.
(4)

The percentage reported in this Schedule 13D is based on 72,506,839 shares of Common Stock outstanding as of July 19, 2022, as reported on a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 22, 2022.

1.	Names of Reporting Persons. Cox Enterprises, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,842,360(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,596,908(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,842,360(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%(4)
14.	Type of Reporting Person: CO

(1)	Includes 3,596,908 shares of common stock, par value $0.0001 per share, (the “Common Stock”) and 245,452 Earnout Shares (as defined in the Merger Agreement) held by AEV Esports, LLC (“AEV”).
(2)

Cox Corporate Services, Inc. is the controlling member of AEV. Cox Corporate Services, Inc. is wholly owned by Cox Enterprises, Inc. Cox Enterprises, Inc. may be deemed to share beneficial ownership over the shares of Common Stock and Earnout Shares held by AEV.

(3)	Includes 3,596,908 shares of Common Stock held by AEV.
(4)

The percentage reported in this Schedule 13D is based on 72,506,839 shares of Common Stock outstanding as of July 19, 2022, as reported on a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 22, 2022.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share, (the “Common Stock”) of FaZe Holdings Inc., a Delaware corporation (the “Issuer”, the “Company” or “FaZe”), whose principal executive offices are located at 720 N. Cahuenga Blvd., Los Angeles, CA 90038.

Item 2.	Identity and Background.

This Schedule 13D is filed by Paul Hamilton, a United States citizen, AEV Esports, LLC, a Delaware limited liability company (“AEV”), Cox Corporate Services, Inc., a Delaware corporation (“Cox Corporate”), and Cox Enterprises, Inc., a Delaware corporation (“Cox Enterprises”) (collectively, the “Reporting Persons”). Cox Corporate is the controlling member of AEV. Cox Corporate is a wholly owned subsidiary of Cox Enterprises. The trustees of the Cox Family Voting Trust u/a/d 7/26/13, consisting of James C. Kennedy, Alexander C. Taylor, and John M. Dyer (the “Trustees”), are responsible for appointing all of the members of the board of directors of Cox Enterprises. Because the board of directors of Cox Enterprises (each of whom disclaim any beneficial ownership of any shares that may be deemed to be beneficially owned by Cox Enterprises) collectively (and not individually) exercise voting and dispositive power with respect to the shares, each of the Trustees disclaim any beneficial ownership of any shares that may be deemed to be beneficially owned by Cox Enterprises.

The address of the principal business office of Cox Corporate and Cox Enterprises is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. The principal business address for AEV is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. The business address of Mr. Hamilton is c/o AEV Esports, LLC, 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328.

The principal business of Cox Enterprises and Cox Corporate is communications and the automotive industries. The principal business of AEV is the ownership and operation of certain esports ventures. Mr. Hamilton is President and CEO of AEV and a member of the board of the directors of the Issuer.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AEV, Cox Corporate, and Cox Enterprises is set forth in Exhibit 1.

None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 1, have during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 24, 2021, the Issuer, previously known as B. Riley Principal 150 Merger Corp., a Delaware corporation (“BRPM”), BRPM Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of BRPM (“Merger Sub”), and FaZe Clan Inc., a Delaware corporation (“Legacy FaZe”), entered into an Agreement and Plan of Merger, as amended on December 29, 2021 and March 10, 2022 (the “Merger Agreement”), pursuant to which, among other transactions, Merger Sub merged with and into Legacy FaZe (the “Merger”), whereupon the separate corporate existence of Merger Sub ceased and Legacy FaZe continued as the surviving corporation in the Merger as a wholly owned subsidiary of BRPM (the Merger with the other transactions described in the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination (the “Closing”), BRPM changed its name to “FaZe Holdings Inc.” The Business Combination closed on July 19, 2022 (the “Closing Date”).

Pursuant to the terms of the Merger Agreement, each share of Legacy FaZe common stock outstanding immediately prior to the Closing (including the Legacy FaZe common stock issued upon the exercise of Legacy FaZe common stock purchase warrants and the conversion of the Legacy FaZe Notes and Legacy FaZe’s preferred stock) was cancelled and converted into the right to receive shares of Common Stock, including Earnout Shares (as defined in the Merger Agreement). In the Business Combination (not including shares received in a concurrent private placement), AEV Esports, LLC received 3,096,908 shares of Common Stock and 245,452 Earnout Shares.

Each Earnout Share will vest and no longer be subject to forfeiture if, at any time during the period commencing 90 days after the Closing Date and ending on the fifth anniversary of the Closing Date, the volume-weighted average price of the Issuer Common Stock exceeds certain thresholds as discussed below. One-third of these Earnout Shares will vest if the volume-weighted average price of Issuer Common Stock equals or exceeds $12.00 for any 20 trading days within any 30 trading day period, one-third will vest if the volume-weighted average price of the Issuer Common Stock equals or exceeds $14.00 for any 20 trading days within any 30 trading day period, and one-third will vest if the volume-weighted average price of the Issuer Common Stock equals or exceeds $16.00 for any 20 trading days within any 30 trading day period. Unvested Earnout Shares entitle the holder to voting rights over such shares.

In addition, AEV is the holder of 500,000 shares of Common Stock that were purchased using the working capital of AEV in a private placement that occurred immediately prior to the Closing.

Item 4.	Purpose of Transaction.

The information in Items 3 and 5 of this Schedule 13D is incorporated herein by reference. The Reporting Persons hold the Issuer securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Persons may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Common Stock, or through in-kind distributions. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change such position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Calculations of the percentage of Common Stock beneficially owned is based on 72,506,839 shares of Common Stock outstanding as of July 19, 2022, as reported on a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 22, 2022.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for such Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. Unvested Earnout Shares entitle the holder to voting rights over such shares.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of affiliates of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On July 19, 2022, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, Legacy FaZe entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal 150 Sponsor Co., LLC, the Company’s directors and officers, certain stockholders of BRPM, and certain stockholders of Legacy FaZe. Pursuant to the Registration Rights Agreement, the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Company Common Stock and other equity securities of the Company that are held by the parties thereto from time to time. In certain circumstances, various parties to the Registration Rights Agreement can collectively demand up to four underwritten offerings within any 12-month period and are entitled to certain piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 4 and is incorporated herein by reference in its entirety.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

Exhibit 1	Directors and Executive Officers of AEV Esports, LLC, Cox Corporate Services, Inc., and Cox Enterprises, Inc.

Exhibit 2	Joint Filing Agreement, dated as of August 18, 2022, by and among the Reporting Persons (filed herewith).

Exhibit 3	Agreement and Plan of Merger, as amended on December 29, 2021 and March 10, 2022, by and among B. Riley Principal 150 Merger Corp., BRPM Merger Sub, Inc. and FaZe Clan Inc. (incorporated by reference to Annex A-1 of the Registration Statement on Form S-4 filed by the Issuer on June 21, 2022.

Exhibit 4	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on July 22, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2022

/s/ Paul Hamilton
Paul Hamilton

AEV Esports, LLC

By:	/s/ Paul Hamilton
Name:	Paul Hamilton
Title:	President and Chief Executive Officer

Cox Corporate Services, Inc.

By:	/s/ Luis A. Avila
Name:	Luis A. Avila
Title:	Assistant Secretary

Cox Enterprises, Inc.

By:	/s/ Luis A. Avila
Name:	Luis A. Avila
Title:	Assistant Secretary

[FaZe Holdings Inc. – Schedule 13D Signature Page]